                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

(X)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1999 and 1998

                                       OR

( )            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

  SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                           Bell Atlantic Savings Plan
                             for Salaried Employees

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

                           BELL ATLANTIC SAVINGS PLAN
                             For SALARIED EMPLOYEES
                        As of December 31, 1999 and 1998


                                TABLE OF CONTENTS


 Independent Auditors' Report                                               1

 Financial Statements:

 Statements of Net Assets Available for Benefits as of
 December 31, 1999 and 1998                                               2-3

 Statements of Changes in Net Assets Available for Benefits
 for the years ended December 31, 1999 and 1998                           4-5

 Notes to Financial Statements                                           6-23

 Signature page                                                            24


                          INDEPENDENT AUDITORS' REPORT

To the Corporate Employees' Benefits
Committee of Bell Atlantic Corporation:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Bell Atlantic Savings Plan for Salaried Employees (the "Plan") as of December 31, 1999 and 1998, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Savings Plan for Salaried Employees as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

/s/ Mitchell & Titus, LLP

New York, New York
June 9, 2000

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Net Assets Available for Benefits

December 31, 1999

(Dollars in Thousands)

                                                                              FUND INFORMATION
                                                   -----------------------------------------------------------------------
                                                         BELL                               GOVERNMENT     PASSIVE U.S.
                                                       ATLANTIC                               MONEY           EQUITY
                                                        SHARES       TELECOMMUNICATIONS       MARKET          INDEX
                                                         FUND               FUND               FUND            FUND
                                                   --------------- ----------------------  ------------- -----------------
                      ASSETS:

 Investments at market (see Notes 2 and 3):
      Allocated Share of Master Trust net assets    $   2,755,367   $            297,567    $   147,874   $     2,179,046
      Temporary cash investments                                -                      -              -             4,246
      Bell Atlantic Corporation common shares                   -                      -              -                 -
                                                   --------------- ----------------------  ------------- -----------------

                Total investments                       2,755,367                297,567        147,874         2,183,292

 Receivables:
      Participants' contributions                             264                      -             22               201
      Loan repayments                                          30                      -              3                21
      Loans to participants                                     -                      -              -                 -
      Dividends and interest receivable                         -                      -              -                17
                                                   --------------- ----------------------  ------------- -----------------

                Total receivables                             294                      -             25               239
                                                   --------------- ----------------------  ------------- -----------------

                Total assets                            2,755,661                297,567        147,899         2,183,531
                                                   --------------- ----------------------  ------------- -----------------

                   LIABILITIES:

 Commitments (Note 2)                                           -                      -              -                 -
 Notes payable (Note 6)                                         -                      -              -                 -
                                                   --------------- ----------------------  ------------- -----------------

                Total liabilities                               -                      -              -                 -
                                                   --------------- ----------------------  ------------- -----------------

                Net assets available for
                     benefits (Notes 1 and 2)       $   2,755,661   $            297,567    $   147,899   $     2,183,531
                                                   =============== ======================  ============= =================


                                                                            FUND INFORMATION
                                                   ---------------------------------------------------------------
                                                                                             EMPLOYEE STOCK
                                                                                             OWNERSHIP PLAN
                                                           INCOME         LOAN        ----------------------------
                                                            FUND          FUND         ALLOCATED       UNALLOCATED
                                                    ---------------- -------------    ------------  --------------
                    ASSETS:

 Investments at market (see Notes 2 and 3):
      Allocated Share of Master Trust net assets     $    1,180,504   $         -   $   1,279,189    $         -
      Temporary cash investments                                  -             -               -              -
      Bell Atlantic Corporation common shares                     -             -               -        872,077
                                                    ---------------- ------------- ---------------  -------------

                Total investments                         1,180,504             -       1,279,189        872,077

 Receivables:
      Participants' contributions                                38             -             392              -
      Loan repayments                                             9             -               -              -
      Loans to participants                                       -       161,631               -              -
      Dividends and interest receivable                           -             -               -              -
                                                    ---------------- ------------- ---------------  -------------

                Total receivables                                47       161,631             392              -
                                                    ---------------- ------------- ---------------  -------------

                Total assets                              1,180,551       161,631       1,279,581        872,077
                                                    ---------------- ------------- ---------------  -------------

                     LIABILITIES:

 Commitments (Note 2)                                             -             -               -         13,397
 Notes payable (Note 6)                                           -             -               -        506,085
                                                    ---------------- ------------- ---------------  -------------

                Total liabilities                                 -             -               -        519,482
                                                    ---------------- ------------- ---------------  -------------

                Net assets available for
                     benefits (Notes 1 and 2)        $    1,180,551   $   161,631   $   1,279,581    $   352,595
                                                    ================ ============= ===============  =============


                                                                            FUND INFORMATION
                                                   -----------------------------------------------------------
                                                                      PASSIVE
                                                                    INTERNATIONAL   ACTIVE U.S.      U.S.
                                                         PAYSOP     EQUITY INDEX     EQUITY        BALANCED
                                                          FUND          FUND           FUND          FUND
                                                      -----------  -------------- -------------- ------------
                    ASSETS:

 Investments at market (see Notes 2 and 3):
      Allocated Share of Master Trust net assets       $  83,502    $    138,290   $    144,299   $   90,080
      Temporary cash investments                               -               -            281          175
      Bell Atlantic Corporation common shares                  -               -              -            -
                                                      -----------  -------------- -------------- ------------

                Total investments                         83,502         138,290        144,580       90,255

 Receivables:
      Participants' contributions                              -              36             50           26
      Loan repayments                                          -               4              2            1
      Loans to participants                                    -               -              -            -
      Dividends and interest receivable                        -               -              1            1
                                                      -----------  -------------- -------------- ------------

                Total receivables                              -              40             53           28
                                                      -----------  -------------- -------------- ------------

                Total assets                              83,502         138,330        144,633       90,283
                                                      -----------  -------------- -------------- ------------

                  LIABILITIES:

 Commitments (Note 2)                                          -               -              -            -
 Notes payable (Note 6)                                        -               -              -            -
                                                      -----------  -------------- -------------- ------------

                Total liabilities                              -               -              -            -
                                                      -----------  -------------- -------------- ------------

                Net assets available for
                     benefits (Notes 1 and 2)          $  83,502    $    138,330   $    144,633   $   90,283
                                                      ===========  ============== ============== ============


                                                                                   FUND INFORMATION
                                                   ------------------------------------------------------------------------------
                                                                          ACTIVE                      U.S. BOND
                                                           GLOBAL      INTERNATIONAL   U.S. SMALL      MARKET
                                                          BALANCED        EQUITY     CAPITALIZATION    INDEX
                                                            FUND           FUND           FUND          FUND           TOTAL
                                                       ------------- --------------- ------------- -------------- ---------------
                    ASSETS:

 Investments at market (see Notes 2 and 3):
      Allocated Share of Master Trust net assets        $    59,629   $     145,403   $   132,552   $    148,587   $   8,781,889
      Temporary cash investments                                116             283           258              -           5,359
      Bell Atlantic Corporation common shares                     -               -             -              -         872,077
                                                       ------------- --------------- ------------- -------------- ---------------

                Total investments                            59,745         145,686       132,810        148,587       9,659,325

 Receivables:
      Participants' contributions                                14              27            33             22           1,125
      Loan repayments                                             1               2             1              2              76
      Loans to participants                                       -               -             -              -         161,631
      Dividends and interest receivable                           1               1             1              -              22
                                                       ------------- --------------- ------------- -------------- ---------------

                Total receivables                                16              30            35             24         162,854
                                                       ------------- --------------- ------------- -------------- ---------------

                Total assets                                 59,761         145,716       132,845        148,611       9,822,179
                                                       ------------- --------------- ------------- -------------- ---------------

                    LIABILITIES:

 Commitments (Note 2)                                             -               -             -              -          13,397
 Notes payable (Note 6)                                           -               -             -              -         506,085
                                                       ------------- --------------- ------------- -------------- ---------------

                Total liabilities                                 -               -             -              -         519,482
                                                       ------------- --------------- ------------- -------------- ---------------

                Net assets available for
                     benefits (Notes 1 and 2)           $    59,761   $     145,716   $   132,845   $    148,611   $   9,302,697
                                                       ============= =============== ============= ============== ===============


See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1998

(DOLLARS IN THOUSANDS)

                                                                         FUND INFORMATION
                                                  ----------------------------------------------------------------
                                                      BELL                             GOVERNMENT     PASSIVE U.S.
                                                    ATLANTIC                              MONEY         EQUITY
                                                     SHARES       TELECOMMUNICATIONS     MARKET         INDEX
                                                      FUND               FUND             FUND           FUND
                                                  -------------  --------------------- ------------  ------------
                     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets   $  2,035,601   $            253,335  $   117,154   $ 1,946,428
     Temporary cash investments                              -                      -            -         1,696
     Bell Atlantic Corporation common shares                 -                      -            -             -
                                                  -------------  --------------------- ------------  ------------

               Total investments                     2,035,601                253,335      117,154     1,948,124

Receivables:
     Participants' contributions                           215                      -           10           284
     Loan repayments                                        82                      -            2            84
     Transfers from NTD Plan                             3,295                      -       38,736         9,446
     Loans to participants                                   -                      -            -             -
     Dividends and interest receivable                       -                      -            -             7
                                                  -------------  --------------------- ------------  ------------

               Total receivables                         3,592                      -       38,748         9,821
                                                  -------------  --------------------- ------------  ------------

               Total assets                          2,039,193                253,335      155,902     1,957,945
                                                  -------------  --------------------- ------------  ------------

                  LIABILITIES:

Notes payable (Note 6)                                       -                      -            -             -
                                                  -------------  --------------------- ------------  ------------

               Total liabilities                             -                      -            -             -
                                                  -------------  --------------------- ------------  ------------

Net assets available for
     benefits (Notes 1 and 2)                     $  2,039,193   $            253,335  $   155,902   $ 1,957,945
                                                  =============  ===================== ============  ============


                                                                       FUND INFORMATION
                                                  -------------------------------------------------------

                                                                                    EMPLOYEE STOCK
                                                                                    OWNERSHIP PLAN
                                                      INCOME        LOAN        ------------------------
                                                       FUND         FUND          ALLOCATED   UNALLOCATED
                                                    ------------ -----------    -------------------------
                     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets     $ 1,267,064  $        -  $   1,213,140  $         -
     Temporary cash investments                               -           -              -            -
     Bell Atlantic Corporation common shares                  -           -              -      869,303
                                                    ------------ ----------- -------------- ------------

               Total investments                      1,267,064           -      1,213,140      869,303

Receivables:
     Participants' contributions                             60           -              -            -
     Loan repayments                                         18        (232)             -            -
     Transfers from NTD Plan                              1,841           -              -            -
     Loans to participants                                    -     149,154              -            -
     Dividends and interest receivable                        -           -              -            -
                                                    ------------ ----------- -------------- ------------

               Total receivables                          1,919     148,922              -            -
                                                    ------------ ----------- -------------- ------------

               Total assets                           1,268,983     148,922      1,213,140      869,303
                                                    ------------ ----------- -------------- ------------

                       LIABILITIES:

Notes payable (Note 6)                                        -           -              -      554,517
                                                    ------------ ----------- -------------- ------------

               Total liabilities                              -           -              -      554,517
                                                    ------------ ----------- -------------- ------------

Net assets available for
     benefits (Notes 1 and 2)                       $ 1,268,983  $  148,922  $   1,213,140  $   314,786
                                                    ============ =========== ============== ============


                                                                       FUND INFORMATION
                                                  -----------------------------------------------------
                                                                  PASSIVE
                                                                INTERNATIONAL  ACTIVE U.S.    U.S.
                                                      PAYSOP    EQUITY INDEX     EQUITY     BALANCED
                                                       FUND        FUND           FUND        FUND
                                                  ------------- ------------  ------------ -----------
                     ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets   $     81,892  $   100,594   $   143,284  $   97,366
     Temporary cash investments                              -            -           125          85
     Bell Atlantic Corporation common shares                 -            -             -           -
                                                  ------------- ------------  ------------ -----------

               Total investments                        81,892      100,594       143,409      97,451

Receivables:
     Participants' contributions                             -           17            47          22
     Loan repayments                                         -            4            12           5
     Transfers from NTD Plan                                 -        1,777         5,181       6,124
     Loans to participants                                   -            -             -           -
     Dividends and interest receivable                       -            -             1           -
                                                  ------------- ------------  ------------ -----------

               Total receivables                             -        1,798         5,241       6,151
                                                  ------------- ------------  ------------ -----------

               Total assets                             81,892      102,392       148,650     103,602
                                                  ------------- ------------  ------------ -----------

                 LIABILITIES:

Notes payable (Note 6)                                       -            -             -           -
                                                  ------------- ------------  ------------ -----------

               Total liabilities                             -            -             -           -
                                                  ------------- ------------  ------------ -----------

Net assets available for
     benefits (Notes 1 and 2)                     $     81,892  $   102,392   $   148,650  $  103,602
                                                  ============= ============  ============ ===========


                                                                              FUND INFORMATION
                                                  --------------------------------------------------------------------
                                                                   ACTIVE                      U.S. BOND
                                                      GLOBAL    INTERNATIONAL    U.S. SMALL     MARKET
                                                     BALANCED      EQUITY      CAPITALIZATION   INDEX
                                                       FUND         FUND            FUND         FUND        TOTAL
                                                  -------------  ------------   -----------  ------------ ------------
                      ASSETS:

Investments at market (see Notes 2 and 3):
     Allocated Share of Master Trust net assets   $     57,949  $     42,077  $    101,430  $    206,298  $ 7,663,612
     Temporary cash investments                             51            37            88             -        2,082
     Bell Atlantic Corporation common shares                 -             -             -             -      869,303
                                                  ------------- ------------- ------------- ------------- ------------

               Total investments                        58,000        42,114       101,518       206,298    8,534,997

Receivables:
     Participants' contributions                            17            16            36            23          747
     Loan repayments                                         5             4             9             7            -
     Transfers from NTD Plan                             1,809         1,479         4,650         4,694       79,032
     Loans to participants                                   -             -             -             -      149,154
     Dividends and interest receivable                       -             -             1             -            9
                                                  ------------- ------------- ------------- ------------- ------------

               Total receivables                         1,831         1,499         4,696         4,724      228,942
                                                  ------------- ------------- ------------- ------------- ------------

               Total assets                             59,831        43,613       106,214       211,022    8,763,939
                                                  ------------- ------------- ------------- ------------- ------------

                   LIABILITIES:

Notes payable (Note 6)                                       -             -             -             -      554,517
                                                  ------------- ------------- ------------- ------------- ------------

               Total liabilities                             -             -             -             -      554,517
                                                  ------------- ------------- ------------- ------------- ------------

Net assets available for
     benefits (Notes 1 and 2)                     $     59,831  $     43,613  $    106,214  $    211,022  $ 8,209,422
                                                  ============= ============= ============= ============= ============


See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

(DOLLARS IN THOUSANDS)


                                                                              FUND INFORMATION
                                                     -------------------------------------------------------------------
                                                         BELL                              GOVERNMENT      PASSIVE U.S.
                                                       ATLANTIC                              MONEY            EQUITY
                                                        SHARES        TELECOMMUNICATIONS     MARKET           INDEX
                                                         FUND               FUND              FUND             FUND
                                                     --------------  -------------------  -------------  ---------------
Additions:
     Allotments, Contributions and Transfers:
          Employee allotments                        $      67,770   $                -   $      4,398   $       74,577
          Interfund transfers                              391,435               (4,640)       (28,034)        (106,544)
          Plan transfers-in                                 26,368                  996            333            5,924
          Plan transfer in from NTD                              -                    -          6,493                -
          Rollover contributions                               670                  (45)           506              856
          Employing company contributions (Note 1)           1,845                    -         29,419               54
          Loans to participants                            (30,270)                (902)        (2,515)         (21,062)
          Transfer for loan repayments                      27,075                    -          1,249           20,713

                                                     --------------  -------------------  -------------  ---------------

                     Total allotments, contributions,
                          and transfers                    484,893               (4,591)        11,849          (25,482)

     Investment income:
          Dividends/Interest                                61,915                    -              -                -
          Allocated share of Master Trust investment
               activities (Note 3)                         340,827               65,029          7,907          394,856
                                                     --------------    -----------------  -------------  ---------------

                    Total additions (subtractions)         887,635               60,438         19,756          369,374
                                                     --------------  -------------------  -------------  ---------------

Deductions:
     Administrative expenses                                 1,781                  210            195            1,477
     Distributions to participants                         164,053               15,888         27,441          140,023
     Plan transfers-out                                      5,333                  108            123            2,288
     Interest on notes payable                                   -                    -              -                -
                                                       ------------    -----------------    -----------    -------------

               Total deductions                            171,167               16,206         27,759          143,788
                                                       ------------    -----------------    -----------    -------------

               Net increase (decrease)                     716,468               44,232         (8,003)         225,586

Net assets available for benefits:
     Beginning of year                                   2,039,193              253,335        155,902        1,957,945
                                                     --------------  -------------------  -------------  ---------------

     End of year (Notes 1 and 2)                     $   2,755,661   $          297,567   $    147,899   $    2,183,531
                                                     ==============  ===================  =============  ===============


                                                                              FUND INFORMATION
                                                       --------------------------------------------------------------

                                                                                              EMPLOYEE STOCK
                                                                                              OWNERSHIP PLAN
                                                          INCOME           LOAN         ----------------------------
                                                           FUND            FUND          ALLOCATED      UNALLOCATED
                                                       --------------  -------------    ------------  ---------------
Additions:
     Allotments, Contributions and Transfers:
          Employee allotments                          $      23,742   $          -   $           -    $          -
          Interfund transfers                                (77,898)             -        (141,091)              -
          Plan transfers-in                                    4,331              -           4,986               -
          Plan transfer in from NTD                                -              -               -               -
          Rollover contributions                                 308              -               -               -
          Employing company contributions (Note 1)                15              -         110,287           (7,247)
          Loans to participants                               (9,404)        74,335            (925)              -
          Transfer for loan repayments                         8,022        (68,736)            629               -
                                                                                                                  -
                                                       --------------  -------------  --------------  --------------

                     Total allotments, contributions,
                          and transfers                      (50,884)         5,599         (26,114)         (7,247)

     Investment income:
          Dividends/Interest                                       -          7,110          33,660          22,189
          Allocated share of Master Trust investment
               activities (Note 3)                            74,628              -         173,607          64,061
                                                       --------------  -------------  --------------  --------------

                    Total additions (subtractions)            23,744         12,709         181,153          79,003
                                                       --------------  -------------  --------------  --------------

Deductions:
     Administrative expenses                                   1,655              -           1,896               -
     Distributions to participants                           108,629              -         112,752               -
     Plan transfers-out                                        1,892              -              64               -
     Interest on notes payable                                     -              -               -          41,194
                                                       --------------  -------------  --------------  --------------

               Total deductions                              112,176              -         114,712          41,194
                                                       --------------  -------------  --------------  --------------

               Net increase (decrease)                       (88,432)        12,709          66,441          37,809

Net assets available for benefits:
     Beginning of year                                     1,268,983        148,922       1,213,140         314,786
                                                       --------------  -------------  --------------  --------------

     End of year (Notes 1 and 2)                       $   1,180,551   $    161,631   $   1,279,581    $    352,595
                                                       ==============  =============  ==============  ==============


                                                                              FUND INFORMATION
                                                     ---------------------------------------------------------------------
                                                                   PASSIVE
                                                                INTERNATIONAL     ACTIVE          U.S.         GLOBAL
                                                      PAYSOP    EQUITY INDEX    U.S. EQUITY     BALANCED      BALANCED
                                                       FUND         FUND           FUND           FUND          FUND
                                                     ---------  --------------  ------------  -------------  -----------
Additions:
     Allotments, Contributions and Transfers:
          Employee allotments                        $      -   $       8,326   $    10,522   $      5,751   $    3,424
          Interfund transfers                           2,280           4,051       (21,338)       (17,921)      (7,541)
          Plan transfers-in                             1,053             587           600            355          121
          Plan transfer in from NTD                         -               -             -              -            -
          Rollover contributions                            -              33           508            330           86
          Employing company contributions (Note 1)          3              14             5              3            1
          Loans to participants                             -          (1,379)       (2,171)        (1,060)        (668)
          Transfer for loan repayments                      -           1,749         2,535          1,141          885
                                                     ---------  --------------  ------------  -------------  -----------

                     Total allotments, contributions,
                          and transfers                 3,336          13,381        (9,339)       (11,401)      (3,692)

     Investment income:
          Dividends/Interest                            2,251               -             -              -            -
          Allocated share of Master Trust investment
               activities (Note 3)                     13,960          31,880        17,817          6,870        8,170
                                                     ---------  --------------  ------------  -------------  -----------

                    Total additions (subtractions)     19,547          45,261         8,478         (4,531)       4,478
                                                     ---------  --------------  ------------  -------------  -----------

Deductions:
     Administrative expenses                               65             229           566            386          277
     Distributions to participants                     17,698           8,994        11,589          8,145        4,186
     Plan transfers-out                                   174             100           340            257           85
     Interest on notes payable                              -               -             -              -            -
                                                     ---------  --------------  ------------  -------------  -----------

               Total deductions                        17,937           9,323        12,495          8,788        4,548
                                                     ---------  --------------  ------------  -------------  -----------

               Net increase (decrease)                  1,610          35,938        (4,017)       (13,319)         (70)

Net assets available for benefits:
     Beginning of year                                 81,892         102,392       148,650        103,602       59,831
                                                     ---------  --------------  ------------  -------------  -----------

     End of year (Notes 1 and 2)                     $ 83,502   $     138,330   $   144,633   $     90,283   $   59,761
                                                     =========  ==============  ============  =============  ===========


                                                                              FUND INFORMATION
                                                     ----------------------------------------------------------------
                                                          ACTIVE                        U.S. BOND
                                                       INTERNATIONAL     U.S. SMALL       MARKET
                                                          EQUITY         CAPITALIZATION   INDEX
                                                           FUND              FUND          FUND           TOTAL
                                                     ----------------  -------------- -------------  ----------------
Additions:
     Allotments, Contributions and Transfers:
          Employee allotments                        $         5,044   $       7,347  $      5,944     $     216,845
          Interfund transfers                                 65,294          (5,754)      (52,299)                -
          Plan transfers-in                                      353             376           384            46,767
          Plan transfer in from NTD                                -               -             -             6,493
          Rollover contributions                                 114             184            68             3,618
          Employing company contributions (Note 1)                 1               3             7           134,410
          Loans to participants                               (1,172)         (1,262)       (1,545)                -
          Transfer for loan repayments                         1,559           1,662         1,517                 -
                                                     ----------------  -------------- -------------  ----------------

                     Total allotments, contributions,
                          and transfers                       71,193           2,556       (45,924)          408,133

     Investment income:
          Dividends/Interest                                       -               -             -           127,125
          Allocated share of Master Trust investment
               activities (Note 3)                            36,039          31,797        (1,822)        1,265,626
                                                     ----------------  -------------- -------------  ----------------

                    Total additions (subtractions)           107,232          34,353       (47,746)        1,800,884
                                                     ----------------  -------------- -------------  ----------------

Deductions:
     Administrative expenses                                     493             778           269            10,277
     Distributions to participants                             4,537           6,796        14,180           644,911
     Plan transfers-out                                           99             148           216            11,227
     Interest on notes payable                                     -               -             -            41,194
                                                     ----------------  -------------- -------------  ----------------

               Total deductions                                5,129           7,722        14,665           707,609
                                                     ----------------  -------------- -------------  ----------------

               Net increase (decrease)                       102,103          26,631       (62,411)        1,093,275

Net assets available for benefits:
     Beginning of year                                        43,613         106,214       211,022         8,209,422
                                                     ----------------  -------------- -------------  ----------------

     End of year (Notes 1 and 2)                     $       145,716   $     132,845  $    148,611     $   9,302,697
                                                     ================  ============== =============  ================



See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN for SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 1998

(Dollars in Thousands)

                                                                                  FUND INFORMATION
                                         -----------------------------------------------------------------------------------------
                                            BELL                               GOVERNMENT      PASSIVE U.S.
                                          ATLANTIC                               MONEY          EQUITY
                                           SHARES        TELECOMMUNICATIONS      MARKET          INDEX       INCOME       LOAN
                                            FUND               FUND               FUND           FUND         FUND        FUND
                                         ------------  ---------------------- -------------  ------------  -----------  ----------
Additions:
  Allotments, Contributions and Transfers:
    Employee allotments                   $    27,364   $                   -  $      3,691   $    48,773   $   18,988  $        -
    Interfund transfers                       (62,959)                 (1,256)       25,511       (76,107)      46,586           -
    Plan transfers-in                          17,483                     298        38,794         2,588        2,990           -
    Plan transfer in from Nynex               850,536                 199,638         8,882     1,195,147      736,892      83,009
    Tranfer in from PAYSOP (Note 1)                 -                       -             -             -            -           -
    Rollover contributions                        396                       -           147           569          141           -
    Employing company contributions
     (Note 1)                                     448                       -            28             -            -           -
    Loans to participants                     (16,381)                   (464)         (867)      (18,480)      (8,175)     49,951
    Transfer for loan repayments               11,262                       -           961         9,404        5,669     (32,923)
                                           ------------  ---------------------- -------------  ------------  -----------  ----------

          Total allotments, contributions,
               and transfers                  828,149                 198,216        77,147     1,161,894      803,091     100,037

  Investment income:
    Dividends/Interest                         57,100                       -             -             -            -           -
    Allocated share of Master Trust
        investment activities (Note 3)        257,061                  61,540         4,874       274,469       53,094           -
                                         ------------  ---------------------- -------------  ------------  -----------  ----------
          Total additions                   1,142,310                 259,756        82,021     1,436,363      856,185     100,037
                                         ------------  ---------------------- -------------  ------------  -----------  ----------
Deductions:
  Administrative expenses                         948                     107           108           685          821           -
  Distributions to participants                71,962                   6,314        17,523        94,725       88,906           -
  Plan transfers-out                                -                       -            43           891          708           -
  Interest on notes payable                         -                       -             -             -            -           -
                                           ----------    --------------------   -----------    ----------    ---------   ---------
          Total deductions                     72,910                   6,421        17,674        96,301       90,435           -
                                           ----------    --------------------   -----------    ----------    ---------   ---------

          Net increase                      1,069,400                 253,335        64,347     1,340,062      765,750     100,037

Net assets available for benefits:
     Beginning of year                       969,793                       -        91,555       617,883      503,233      48,885
                                         ------------  ---------------------- -------------  ------------  -----------  ----------
                                         ------------  ---------------------- -------------  ------------  -----------  ----------
     End of year (Notes 1 and 2)         $ 2,039,193   $             253,335  $    155,902   $ 1,957,945   $ 1,268,983  $  148,922
                                         ============  ====================== =============  ============  ===========  ==========





                                                                           Fund Information
                                             -----------------------------------------------------------------------------
                                               Employee Stock                           Passive
                                                Ownership Plan                       International    Active        U.S.
                                             ------------------------    PAYSOP      Equity Index   U.S. Equity   Balanced
                                             Allocated    Unallocated     Fund            Fund         Fund         Fund
                                             ---------  -------------   ----------   ------------- -----------  ----------
Additions:
  Allotments, Contributions and Transfers:
    Employee allotments                      $       -   $          -  $         -    $    3,515  $    6,236   $   3,135
    Interfund transfers                         (5,989)             -            -       (12,507)     18,337      27,211
    Plan transfers-in                              798              -          310         2,055         265         190
    Plan transfer in from Nynex                479,898        133,958            -         3,815     125,162      67,391
    Tranfer in from PAYSOP (Note 1)                  -              -       78,227             -           -           -
    Rollover contributions                           -              -            -            19         228          69
    Employing company contributions (Note 1)    45,824         91,117            -             -           -           -
    Loans to participants                         (652)             -            -          (697)     (1,270)       (518)
    Transfer for loan repayments                   228              -            -           639       1,472         608
                                             ---------   ------------  -----------    ----------  ----------   ---------
        Total allotments, contributions,
           and transfers                       520,107        225,075       78,537        (3,161)    150,430      98,086


  Investment income:
    Dividends/Interest                          24,602         25,894        2,758             -           -           -
    Allocated share of Master Trust
      investment activities (Note 3)           172,501        108,814       10,856        19,157       4,336      12,211
                                             ---------   ------------  -----------    ----------  ----------   ---------
        Total additions                        717,210        359,783       92,151        15,996     154,766     110,297
                                             ---------   ------------  -----------    ----------  ----------   ---------

Deductions:
  Administrative expenses                          278             37           10           226         240         129
  Distributions to participants                 49,088         85,587       10,197         3,769       5,758       6,493
  Plan transfers-out                               212              -           52            41         118          73
  Interest on notes payable                          -         53,197            -             -           -           -
                                             ---------   ------------  -----------    ----------  ----------   ---------
        Total deductions                        49,578        138,821       10,259         4,036       6,116       6,695
                                             ---------   ------------  -----------    ----------  ----------   ---------
        Net increase                           667,632        220,962       81,892        11,960     148,650     103,602

Net assets available for benefits:
     Beginning of year                         545,508         93,824            -        90,432           -           -
                                             ---------   ------------  -----------    ----------  ----------   ---------

     End of year (Notes 1 and 2)           $ 1,213,140  $     314,786 $     81,892   $   102,392 $   148,650   $  103,602
                                           ===========  ============= ============   =========== ===========   ==========







                                                                      Fund Information
                                            ---------------------------------------------------------------------
                                                             Active                       U.S. Bond
                                               Global       International   U.S. Small      Market
                                              Balanced        Equity        Capitalization  Index
                                                Fund           Fund            Fund          Fund        Total
                                            ----------    ------------    -----------    ---------  ------------
Additions:
  Allotments, Contributions and Transfers:
    Employee allotments                    $  1,529   $       1,476   $      4,602   $    2,794   $   122,103
    Interfund transfers                      (6,096)         (6,261)        19,276       34,254             -
    Plan transfers-in                         1,898           1,523            138        4,813        74,143
    Plan transfer in from Nynex              55,793          42,889         92,436      115,782     4,191,228
    Tranfer in from PAYSOP (Note 1)               -               -              -            -        78,227
    Rollover contributions                       29              42             92           27         1,759
    Employing company contributions
      (Note 1)                                    -               -              -            -       137,417
    Loans to participants                      (304)           (329)          (808)      (1,006)            -
    Transfer for loan repayments                397             397          1,059          827             -
                                           --------  --------------  -------------  -----------  ------------
         Total allotments, contributions,
           and transfers                     53,246          39,737        116,795      157,491     4,604,877

  Investment income:
    Dividends/Interest                            -               -              -            -       110,354
    Allocated share of Master Trust
       investment activities (Note 3)         8,436           5,720         (6,135)       9,898       996,832
                                           --------  --------------  -------------  -----------  ------------
          Total additions                    61,682          45,457        110,660      167,389     5,712,063
                                           --------  --------------  -------------  -----------  ------------
Deductions:
  Administrative expenses                       101             100            221           58         4,069
  Distributions to participants               1,704           1,714          4,100        8,501       456,341
  Plan transfers-out                             46              30            125           20         2,359
  Interest on notes payable                       -               -              -            -        53,197
                                           --------    ------------    -----------    ---------    ----------
          Total deductions                    1,851           1,844          4,446        8,579       515,966

          Net increase                     $ 59,831          43,613        106,214      158,810     5,196,097



Net assets available for benefits:
     Beginning of year                           -               -              -       52,212      3,013,325
                                           --------    ------------    -----------    ---------    ----------

     End of year (Notes 1 and 2)           $ 59,831   $      43,613   $    106,214   $  211,022   $ 8,209,422
                                           ========   =============   ============   ==========   ===========




See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

1.  DESCRIPTION

         The following description of the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") provides only general information on the BASP's provisions as of December 31, 1999 and 1998. Participants should refer to the Benefits Handbook, BASP plan document and prospectus for a more complete description of BASP's provisions.

         The BASP* was established by Bell Atlantic Corporation on January 1, 1984 to provide a convenient way for salaried employees to save on a regular and long-term basis. The BASP is a defined contribution plan covering all regular full-time and part-time salaried employees of Bell Atlantic and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the BASP and to receive matching employer contributions, upon completion of enrollment in the BASP as soon as practicable following the date of hire. The BASP is also characterized as an employee stock ownership plan ("ESOP").

         MERGER OF THE PLAN

         In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). From the time of the Merger to June 30, 1998 the Bell Atlantic Savings Plan for Bell Atlantic North Salaried Employees ("Former North Plan") and the BASP continued as separate plans with different investment funds. Beginning January 1, 1998 the plans, though remaining separate, offered the same investment funds (See below for a description of the funds). On July 1, 1998 the Former North Plan was merged into the BASP. The assignment of a new unit value was assigned to some of the new plan's investment funds. The assignment of the new unit values did not change the value of the participant's contribution in each fund or the value of the participant's total savings plan account.

         ALLOTMENTS AND CONTRIBUTIONS

         Eligible employees may authorize basic contributions of 1% to 6% (and in some participating subsidiaries up to 8%) of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Bell Atlantic and most of its participating subsidiaries, Bell Atlantic makes employer matching contributions in an amount equal to 83 1/3% of basic contributions. Certain participating subsidiaries make employer matching contributions ranging from 50% to 100% of basic contributions. Certain participating subsidiaries also make annual discretionary employer contributions which are based, in part, on the individual subsidiary's financial performance or other business results. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the Bell Atlantic

----------
* Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the BASP Prospectus.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         Shares Fund until employees reach age fifty at which point the participant may begin to diversify the matching contributions.

         In early December 1998 the Bell Atlantic Board of Directors approved a Career Level Contribution. This special company paid contribution for certain eligible employees is in the form of a three year annual contribution to the BASP, beginning the first quarter of 1999. The Career Level Contribution is automatically invested in the Government Money Market Fund. Participants are allowed to transfer the amount to any other Fund Options if desired.

         The BASP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the BASP. Forfeitures were $2,043 and $901 in 1999 and 1998, respectively.

         LOANS

         The BASP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the BASP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime rate for loans up to sixty months and the prime plus one for loans from sixty-one to one hundred eighty months as published in The Wall Street Journal.

         TERMINATION PRIORITIES

         Although it has not expressed any intent to do so, Bell Atlantic has the right under the BASP to discontinue all employer matching contributions at any time and to terminate the BASP subject to the provisions of ERISA. In the event of the BASP termination, participants would become 100% vested in their accounts.

         FUND OPTIONS

         Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and the U.S. Small Capitalization Fund. The ESOP and Bell Atlantic Employee Stock Ownership Plan (the "PAYSOP") component of the BASP is described below.

         The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic. The Former North Plan's NYNEX Shares Fund investments were converted to Bell Atlantic shares as of the date of the Merger. The Former North Plan's Bell Atlantic Shares Fund was combined with the BASP Bell Atlantic Shares Fund on July 1, 1998.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         The Former North Plan's Telecommunications Fund portfolio is comprised of investments in twenty-four North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at the time of their inclusion in the portfolio. Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998, transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the Fund. Participants will be allowed to move money out of the Fund at any time. On July 1, 1998 the Fund became part of the BASP as a result of the Merger with the Former North Plan. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

         Effective January 1, 1998, the Former North Plan's Government Obligations Fund was no longer offered as a Fund selection. Any balances in the Fund were automatically transferred to the U.S. Bond Market Index Fund along with any investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligations Fund's assets were held in shorter maturity government instruments beginning in December 1997. The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

         On January 1, 1998 the Former North Plan's Diversified Equity Portfolio was renamed the Passive U.S. Equity Index Fund and became the successor fund to the BASP's U.S. Equity Index Fund. Any assets in the U.S. Equity Index Fund not designated for transfer to another Fund by BASP participants by December 31, 1997 were automatically transferred to the Passive U.S. Equity Index Fund. Effective January 1, 1998 the U.S. Equity Index Fund ceased to exist. The Passive U.S Equity Index Fund invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

         The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Deutsche Asset Management.

         On January 1, 1998 the Former North Plan's Interest Income Fund was renamed the Income Fund. Any assets in the BASP's Short-Term Fixed Income Fund not designated for transfer to another fund by BASP participants by December 31, 1997 were automatically transferred to the Income Fund. Effective January 1, 1998 the Short-Term Fixed Income Fund ceased to exist. The Income Fund invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the U.S. government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based on the agreed upon interest rate for the relevant time period but not in the event of a default of any security in the pool. The BASP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The BASP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or
         (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2).

         On January 1, 1998 the BASP's International Equity Index Fund was renamed the Passive International Equity Index Fund. The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

         In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by BAAMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund. On January 1, 1998 the Former North Plan's U.S. Balanced Fund became available to participants in the BASP. The U.S. Balanced Fund invests primarily in domestic stocks and bonds.
         The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 1999, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, LLC, Provident Investment Counsel, Inc., State Street Research and Management Company, Transamerica Investment Management, LLC and Wilshire Associates, Inc.

         On January 1, 1998 the Former North Plan's Global Balanced Fund became available to participants in the BASP. The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 1999, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., Palisade Capital Management, LLC, Provident Investment Counsel, Inc., Rogge Global Partners, PLC, State Street Global Advisors, State Street Research and Management Company, Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

         On January 1, 1998 the Former North Plan's Active U.S. Equity Fund became available to participants in the BASP. The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1999, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, LLC, Provident Investment Counsel, Inc., Transamerica Investment Management, LLC, and Wilshire Associates, Inc.

         On January 1, 1998, the Former North Plan's Active International Equity Fund became available to participants in the BASP. The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         well diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 1999, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

         On January 1, 1998, the Former North Plan's U.S. Small Capitalization Fund became available to participants in the BASP. The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 1999, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., The Boston Company Asset Management, Inc., Provident Investment Counsel, Inc., and Wilshire Associates, Inc.

         The Leveraged ESOP ("LESOP") is a leveraged Fund that invests primarily in Bell Atlantic shares. The LESOP component of the BASP, initially funded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Allotments and Post-Tax Allotments. Depending on the value of Bell Atlantic shares from time to time, the LESOP may fund more or less than all of the required employer matching contributions in a given calendar year. As a result of a continuing series of additional LESOP refinancings (See Note 6), the LESOP is likely to continue to generate most of the shares required for employer matching contributions but not more than the amount required for those contributions. In the event of a shortfall, Bell Atlantic and its participating subsidiaries make additional employer matching contributions to the BASP. Any surplus is allocated in equal amounts to the BASP accounts of participants who, as of the last day of the year, are active employees of Bell Atlantic and its participating subsidiaries, and have account balances under the BASP. The employee may not withdraw or transfer funds out of the LESOP Fund except for hardship withdrawals and except for those participants over age 50 with more than one year of participation in the BASP. On July 1, 1998, the BASP's LESOP Fund and the Former North Plan's LESOP Fund were combined.

         Two Unreleased Shares and Loan Note Accounts (the "Unallocated Account") which are part of the LESOP Fund consist of Bell Atlantic shares that were acquired with the proceeds of two acquisition loans and have not yet been released and allocated to participating employees. (See Note 6).

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         The PAYSOP was established by Bell Atlantic on January 1, 1984 as an ERISA plan. The assets in the PAYSOP consists of Employing Company contributions of Bell Atlantic Corporation common shares and earnings thereon. As a result of PAYSOP amendments necessitated by the Tax Reform Act of 1986, there have been no Employing Company contributions to the PAYSOP since the 1986 plan year. Effective January 1, 1998, the PAYSOP was merged into the BASP and the Bell Atlantic Savings and Security for Associates of Bell Atlantic South (the "BASSP"). The assets of the PAYSOP were transferred to the Bell Atlantic Master Trust on January 1, 1998 and accordingly allocated to the BASP based on the participating employees' balances in the PAYSOP as of December 31, 1997.

         All the assets of the BASP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

         Metropolitan Life Insurance Company (previously operating as Bankers Trust Company) was the recordkeeper for the BASP through June 30, 1998. As of July 1, 1998, the Kwasha Group of PricewaterhouseCoopers, LLP, became the recordkeeper for the merged BASP.


2.  ACCOUNTING POLICIES

         INVESTMENTS

         As of January 1, 1998, the assets of Bell Atlantic's defined benefit plans and defined contribution plans were transferred to the NYNEX Master Trust. Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust (the "Master Trust").

         VALUE OF INVESTMENTS

         The Trustee values the investments in the Master Trust as follows:

         Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

         The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

                  i. The asset weighted crediting interest rate yielded a return of 6.1% and 6.3% for the years ended
                           December 31, 1999 and 1998, respectively.

                  ii. The crediting interest rates ranged from 5.06% to 14.4% at December 31, 1999 and 4.2% to 8.3% at
                           December 31, 1998.

                  iii. The fair value, as determined by discounting future cash flows of the underlying BASP investments, at December 31, 1999 and 1998, was approximately $1,072,497 and $1,134,165, respectively.

         Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

         Temporary cash investments are stated at redemption value which approximates fair value.

         COMMITMENTS

         Commitments represents the value of the ESOP shares to be allocated to participants accounts once the scheduled corresponding loan payment is made.

         PURCHASES AND SALES OF INVESTMENTS

         Purchases and sales of investments are reflected as of the trade date.

         Realized gains and losses on sales of investments are determined on the basis of average cost.

         INVESTMENT INCOME

         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

         The Statements of Changes in Net Assets Available for Benefits reflects the net appreciation (depreciation) in the fair value of the BASP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         DISTRIBUTIONS

         Distributions elected to be withdrawn from the BASP by participants are recorded when paid.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         PLAN EXPENSES

         The BASP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the BASP's disbursement account, as held by the Trustee, in accordance with BASP provisions and to the extent permitted by law. Any expenses not paid by the BASP are paid by Bell Atlantic.

         BELL ATLANTIC'S USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the BASP's trust asset administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The BASP provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.


3.       INVESTMENTS

         INVESTMENT IN MASTER TRUST

         All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 1999 and 1998 was approximately $56.6 billion (of which net assets totaling approximately $21.4 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $51.2 billion, respectively.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         INVESTMENTS HELD IN POOLED ACCOUNTS

         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22.7 billion at December 31, 1999 and 1998, and with investment earnings of $3.9 billion and $2.2 billion for the years ended December 31, 1999 and 1998, respectively. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each of the following statements do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

         The total investments held in the Master Trust pooled accounts at December 31, were as follows:



         Description                                                Fair Value (Note 2)
         -----------                                     ---------------------------------------
                                                                 1999                 1998
                                                         ------------------    -----------------
         Cash - non interest bearing                     $               -     $          7,587
         Receivables                                               691,568            1,300,045
         Common Stock                                           21,107,790           18,625,854
         Bell Atlantic Corporation common shares                    91,530               70,998
         Preferred Stock                                            76,783              115,874
         U.S. Government Securities                                 99,119            1,097,450
         Corporate Debt - preferred and other                      228,401            1,489,671
         Real estate                                                     -                  166
         Temporary cash investments                                586,308              619,688
         Other investments*                                        485,553              708,470
                                                         ------------------    -----------------
                                                                23,367,052           24,035,803
         Liabilities                                               650,607            1,307,975
                                                         ------------------    -----------------
         Total pooled net assets in the Master Trust      $     22,716,445     $     22,727,828
                                                         ==================    =================


         *Other investments include foreign investments, principally foreign government debt.


         The BASP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund option as the "Allocated share of Master Trust Net Assets" in the Statements of Net Assets Available

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         for Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Benefits.

         Investments in the Master Trust are allocated to the BASP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, were as follows:

                                                         CARRYING                        CARRYING
                                                           VALUE                           VALUE
                                                     1999            1999          1998               1998
                                              ---------------   -----------  ---------------- ---------------
         Active U.S. Equity Fund              $      144,633       0.6367%    $      148,650         0.6540%
         U.S. Balanced Fund                           90,283       0.3974%           103,602         0.4558%
         Global Balanced Fund                         59,761       0.2631%            59,831         0.2632%
         Active International Equity Fund            145,716       0.6415%            43,613         0.1919%
         U.S. Small Capitalization Fund              132,845       0.5848%           106,214         0.4673%
         Passive U.S. Equity Index Fund            2,183,531       9.6121%         1,957,945         8.6147%
                                             ---------------                ----------------
         Total                                $    2,756,769                  $    2,419,855
                                             ===============                ================


         INVESTMENTS HELD IN SPECIFIC ACCOUNTS

         Effective January 1, 1998, the assets of all Bell Atlantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, the ESOP unallocated account, PAYSOP Fund, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, were as follows:


         DESCRIPTION                                                 FAIR VALUE (NOTE 2)
         -----------                                      ----------------------------------------
                                                                 1999                  1998
                                                          -------------------     ----------------
         Receivables                                         $         401,820      $       410,006
         Common Stock                                                  741,499              609,620
         Bell Atlantic Corporation common shares                     9,787,824            8,324,047
         Temporary cash investments                                    174,224              139,788
         Fixed income obligations - insurance contracts              1,826,236            1,973,019
         Fixed income corporate obligations                            168,522              239,031
                                                           -------------------       --------------
                                                                    13,100,125           11,695,511
         Liabilities                                                   578,356              642,498
                                                           -------------------       --------------
         Total net assets in the specific
           accounts in the Master Trust                      $      12,521,769      $    11,053,013
                                                           ===================  ===================


BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         Investments in the Master Trust are allocated to the BASP's Fund options in accordance with their respective percentages of interest. The proportionate interest of the BASP, Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") in the carrying value of the Master Trust specific accounts at December 31, 1999 were as follows:

                                                CARRYING                  CARRYING                 CARRYING
                                                  VALUE                     VALUE                    VALUE
                                                   BASP        PLAN %        BASSP       PLAN %       NSSP        PLAN %
                                              -------------- ---------- -------------- --------- -------------- ---------
         Bell Atlantic Shares Fund             $   2,755,661     40%     $   1,411,573    21%     $   2,670,119    39%
         Telecommunications Fund                     297,567     53%                --     --           264,650    47%
         Government Money Market Fund                147,899     85%            19,400    11%             6,955     4%
         Passive International Equity Index Fund     138,330     77%            26,437    15%            14,556     8%
         Income Fund                               1,180,551     65%           245,693    13%           400,046    22%
         Loan Fund                                   161,631     40%            82,001    22%           153,844    38%
         ESOP                                      1,632,176     76%           503,322    24%                --     --
         U.S. Bond Market Index Fund                 148,611     88%             9,864     6%            10,072     6%
         PAYSOP                                       83,502     35%           157,309    65%                --     --
                                              --------------            --------------           --------------
         Total                                 $   6,545,928             $   2,455,599            $   3,520,242
                                              ==============            ==============           ==============



         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31:


                                                          1999           1998
                                                     -------------   -----------
         Bell Atlantic Corporation common shares       $9,787,824     $8,324,047

         INVESTMENT INCOME

         Investment income and expenses are allocated to the BASP's Fund options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         The allocated net investment income to the BASP's Fund options for the years ended December 31, 1999 and 1998 was as follows:


                                                         DIVIDENDS ON
                                                         BELL ATLANTIC                              OTHER
                                                         CORPORATION                    NET        INCOME/          NET
                                                           COMMON        OTHER     APPRECIATION     EXPENSES     INVESTMENT
                                             INTEREST      SHARES      DIVIDENDS  (DEPRECIATION)      NET          INCOME
                                            ---------------------------------------------------------------------------------
         DECEMBER 31, 1999:
         ------------------
         Bell Atlantic Shares Fund          $  1,984   $           -  $       -   $     338,843   $       -   $      340,827
         Telecommunications Fund                 165               -      3,836          61,046         (18)          65,029
         Government Money Market Fund          7,907               -          -               -           -            7,907
         Passive U.S. Equity Index Fund        5,033               -     23,889         365,964         (30)         394,856
         Passive International Equity Index Fund  99               -          -          31,781           -           31,880
         Income Fund                          74,575               -          -              53           -           74,628
         Employee Stock Ownership Plan:
              Allocated                            -               -          -         173,604           3          173,607
              Unallocated                          -               -          -          64,061           -           64,061
         U.S. Bond Market Index Fund              78               -          -          (1,900)          -           (1,822)
         Active U.S. Equity Fund                  84               -      1,909          15,825          (1)          17,817
         U.S. Balanced Fund                    2,221               -        822           3,828          (1)           6,870
         Global Balanced Fund                    903               -        598           6,688         (19)           8,170
         Active International Equity Fund         70               -        959          35,103         (93)          36,039
         U.S. Small Capitalization Fund          208               -        864          30,725           -           31,797
         PAYSOP                                   22               -      2,251          11,687           -           13,960
                                           ---------  -------------- ----------  --------------  ----------  ---------------
         Total                              $ 93,349   $           -  $  35,128   $   1,137,308    $   (159)  $    1,265,626
                                           =========  ============== ==========  ==============  ==========  ===============


                                                         DIVIDENDS ON
                                                         BELL ATLANTIC                              OTHER
                                                          CORPORATION                    NET        INCOME/          NET
                                                            COMMON        OTHER     APPRECIATION     EXPENSES     INVESTMENT
                                              INTEREST      SHARES      DIVIDENDS  (DEPRECIATION)      NET          INCOME
                                            ---------------------------------------------------------------------------------
         DECEMBER 31, 1998:
         ------------------
         Bell Atlantic Shares Fund            $    755   $      56,345  $       -    $    199,961     $     -   $      257,061
         Telecommunications Fund                    28               -      2,010          59,508          (6)          61,540
         Government Money Market Fund            4,874               -          -               -           -            4,874
         Passive U.S. Equity Index Fund          2,692               -     17,066         254,664          47          274,469
         Passive International Equity Index Fund   103               -          -          19,054           -           19,157
         Income Fund                            53,094               -          -               -           -           53,094
         Employee Stock Ownership Plan:
              Allocated                             53          16,644          -         155,804           -          172,501
              Unallocated                            1               -     25,894          82,919           -          108,814
         U.S. Bond Market Index Fund                78               -          -           9,820           -            9,898
         Active U.S. Equity Fund                    82               -      1,436           2,818           -            4,336
         U.S. Balanced Fund                      1,291               -        578          10,342           -           12,211
         Global Balanced Fund                      556               -        372           7,515          (7)           8,436
         Active International Equity Fund           49               -        458           5,248         (35)           5,720
         U.S. Small Capitalization Fund            162               -        521          (6,821)          3           (6,135)
         PAYSOP                                     49               -      2,709           8,098           -           10,856
                                             ---------  -------------- ----------  --------------  ----------  ---------------
         Total                                $ 63,867   $      72,989  $  51,044    $    808,930     $     2   $      996,832
                                             =========  ============== ==========  ==============  ==========  ===============


BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


4.  DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the BASP's assets and speculation are prohibited as stated in the BASP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the BASP's foreign asset base. The derivatives most commonly used by investment managers are highly liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the BASP's forward contracts is equal to any gains which have not been settled as of the BASP's year end. The credit risk of the BASP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the BASP.

         All derivative activity relating to the BASP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the BASP in accordance with the BASP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the BASP.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The notional values and fair values of the derivative activity used for trading purposes held by the BASP at December 31, were as follows:

                                                                      1999           1998
                                                                  -----------    ------------
         Domestic Equity Futures Contracts:
             Notional values                                       $   18,167     $    14,235
             Fair values                                               18,699          15,021
         Forward Foreign Currency Payable Contracts:
             Notional values                                              410             354
             Fair values                                                  414             366
          Forward Foreign Currency Receivable Contracts:
             Notional values                                              410             354
             Fair values                                                  397             364



         The average fair values of the derivative activity used for trading purposes held by the BASP during the years ended December 31, were as follows:


                                                                      1999           1998
                                                                  -----------    ------------
          Average Fair Values:
             Domestic Equity Futures Contracts                     $   48,626     $    10,444
             Forward Foreign Currency Payable Contracts                   432             481
             Forward Foreign Currency Receivable Contracts                422             483



         The BASP was allocated $3,573 and $4,069 in 1999 and 1998, respectively, of net trading losses from futures contracts. Net trading losses allocated to the BASP from foreign exchange contracts totaled $3,034 and $16,521 in 1999 and 1998.

5.  TAX DETERMINATION

         On December 8, 1997, the Internal Revenue Service issued a ruling that the BASP meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the BASP qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The BASP has been amended since receiving the determination letter. However, the BASP's administrator and the BASP's tax counsel believe that the BASP is designed and is currently being operated in compliance with the applicable requirements of the Code.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


6.  INDEBTEDNESS

         The BASP has two LESOP loans as a result of the merger of the Former North Plan into the BASP on July 1, 1998.

         BASP LEVERAGED ESOP NOTES PAYABLE
         The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the Federal law regarding the alternative minimum tax. Portions of the LESOP notes were refinanced. In 1996, $16.7M was refinanced at 7.40%. In 1997, $20M was refinanced at 6.88%; and in 1998, $33M at
         5.5%. In January 1999, $18M was refinanced at 4.64%, and in July 1999, $22M at 6.12%. Interest and principal payments are guaranteed by Bell Atlantic and are due on January 1 and July 1 of each year; principal payments began July 1, 1990. The following table displays the principal maturities under the notes with the final payment due July 1, 2005.


                          2000                         $      41,626
                          2001                                17,295
                          2002                                18,352
                          2003                                19,475
                          2004                                20,667
                          Thereafter                          21,935
                                                       -------------
                                                       $     139,350
                                                       =============


         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 1999 and 1998, the notes payable carrying amount was $139,350 and $187,792, and the estimated fair value was $120,563 and $163,595, respectively.

         FORMER NORTH PLAN ESOP NOTES PAYABLE

         The LESOP notes payable bears a 9.778% interest rate. The interest and principal payments are due on February 1 of each year. Interest payments began September 1, 1990 and principal payments began June 1, 1991. The following table displays maturities under the notes with final payment due February 1, 2015:


                          2000                         $      17,949
                          2001                                18,926
                          2002                                19,854
                          2003                                20,742
                          2004                                21,601
                          Thereafter                         267,663
                                                       -------------

                                                       $     366,735
                                                       =============


BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)


         The $17,949 due on February 1, 2000, was prepaid by the Master Trust in 1999.

         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, the carrying amount and the estimated fair value of the notes payable were:


                               1999              1999               1998                1998
                             Carrying            Fair             Carrying              Fair
                              Amount             Value             Amount               Value
                            ----------       -------------    --------------     ---------------
         BASP                $366,735          $231,557           $383,647            $239,298


7.  RELATED PARTY TRANSACTIONS

         BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the BASP for the investment advisory services rendered to the BASP.

8.  CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the BASP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The BASP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The BASP regularly monitors the financial stability of the financial institutions and insurance companies.

9.  PLAN AMENDMENTS

         Effective December 1, 1999, the BASP was amended to allow certain inactive participants to elect a direct Rollover into the BASP of any or all of a lump sum or partial lump sum distribution from any cash balance plan maintained by any Bell Atlantic Company.

         Effective July 1, 1998, the BASP was amended for conforming changes in certain administrative rules.

         Effective after the close of business on June 30, 1998, the BASP was amended to allow the merger of the Former North Plan and trust with and into the plan and trust for BASP.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

(DOLLARS IN THOUSANDS)

         Effective January 1, 1998, the BASP was amended to merge the portion of the PAYSOP which contains accounts for salaried employees into the BASP.

         Effective January 1, 1998 the BASP was amended to offer new investment funds (See Note 1)

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the BASP but have not yet been paid be reported as liabilities on the plan's 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefits should not be accrued as liabilities of the plan.

         The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500:


                                                                                           1999             1998
                                                                                     --------------   ---------------
         Net assets available for benefits presented in the
           Statement of Net Assets Available for Benefits                                $9,302,697        $8,209,422

         Less: Benefit claims payable presented in the Statement
           of Net Assets Available for Benefits in Form 5500                                  4,002             3,049
                                                                                     --------------   ---------------

         Net assets available for benefits presented in Statement
           of Net Assets Available for Benefits in Form 5500                             $9,298,695        $8,206,373
                                                                                     ==============   ===============


         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500:

                                                                                           1999             1998
                                                                                     --------------   ---------------
         Aggregate distributions to participants as presented in the
            Statement of changes in Net Assets Available for Benefits                $     644,911    $      456,341

         Add:  Current year benefits claims payable presented in the
            Statement of Net Assets Available for Benefits in Form 5500                      4,002             3,049

         Less:  Prior year benefits claims payable presented in the
            Statement of Net Assets Available for Benefits in Form 5500                      3,049             2,565
                                                                                     --------------   ---------------

         Benefit payments and payments to provide benefits directly to participants and beneficiaries presented in the Statement of
            Changes in Net Assets Available for Benefits in Form 5500                $     645,864    $      456,825
                                                                                     ==============   ===============

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                      Bell Atlantic Savings Plan for Salaried
                                         Employees


                                      By: /s/ Thomas J. Edwards
                                         -------------------------------------
                                         Thomas J. Edwards
                                         (Acting Chairman, Bell Atlantic
                                         Corporate Employees' Benefit Committee)




         Date:  June 19, 2000





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